Sanofi-aventis and U.S Biotechnology

company Alopexx enter into a

collaboration agreement for a novel

human monoclonal antibody targeting

infectious diseases

- Novel antibody targeted against methicillin-resistant S. aureus (MRSA)

and other serious infectious diseases -

Paris, France – December 10, 2009 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Alopexx Pharmaceuticals (LLC) announced today a collaboration agreement and option for a license on a first-in-class human monoclonal antibody for the prevention and treatment of S. aureus, S. epidermidis, E. coli, Y. pestis ( the bacterium that causes plague) and other serious infections. This new antibody is currently in preclinical development.

“The emergence of antibiotic resistant infections is and remains an unmet medical need”, said Dr Marc Cluzel, Executive Vice-President R&D, sanofi-aventis. “I am very enthusiastic about this collaboration with Alopexx on such a promising product that could become, if developed to its full potential, a key driver of our company’s anti-infective portfolio with a strong position in the prevention and treatment of resistant infections.”

“We are extremely excited about our partnership with sanofi-aventis”, said Daniel Vlock, MD, CEO of Alopexx Pharmaceuticals. “Sanofi-aventis’ commitment to partnering with biotech companies, such as Alopexx, to develop novel therapies for the treatment and prevention of serious infections and other diseases makes us optimistic that our antibody would, upon approval, impact on the lives of hundreds of thousands of individuals worldwide.”

Under this agreement, Alopexx will bring the product into Phase I clinical trials during 2010, with an option for an exclusive worldwide license for sanofi-aventis at that point in time for development and a commercialization license of the product. Alopexx will receive an upfront payment and research funding from sanofi-aventis and is eligible for development, regulatory and commercial milestone payments which could reach $375 million in total, as well as royalties on sales of products commercialized under the license and collaboration.

About Alopexx’s novel human antibody

The therapy is a human monoclonal antibody that has the potential to serve as an alternative to antibiotics in the fight against MRSA ( methicillin-resistant S.aureus ) and other infections. Unlike antibiotics, monoclonal antibodies are not expected to lead to the development of bacterial resistance to the therapy. The target of the antibody is a carbohydrate on the bacterial capsule known as PNAG. PNAG has been found to be a critical factor in the virulence and immune response to staphylococcal infections. S. aureus strains that cannot produce PNAG have a significantly reduced ability to cause infections. The antibody is directed against PNAG and works by inducing killing by the patient’s own white blood cells. The antibody was initially developed by Drs. Gerald Pier and Casie Kelly-Quintos at the Channing Laboratory, Brigham and Women’s Hospital, Harvard Medical School in collaboration with Drs. Lisa Cavacini and Marshall Posner at the Human Monoclonal Antibody Laboratory at Beth Israel Deaconess Medical Center, Harvard Medical School.

About hospital-acquired and resistant infections

It is estimated that there were approximately 2.9 million cases of hospital-acquired infections in the US in 2005. 1.2 million of those were due to Gram-positive organisms, such as staphylococcus. That number is expected to increase to 1.9 million by 2010. Over the same time period infections resistant to multiple anti-bacterials are expected to almost double from over 600,000 to close to 1.2 million.

About Alopexx Pharmaceuticals (LLC)

Alopexx Pharmaceuticals (www.alopexx.com) was co-founded by Gerald Pier, PhD Professor of Medicine (Microbiology and Molecular Genetics) at Brigham and Women’s Hospital and Harvard Medical School and Daniel Vlock, MD. Its aim is to develop and explore the use of novel therapies for the treatment and prevention of MRSA and other serious infections. For more information contact Daniel Vlock, MD at daniel.vlock@alopexx.com.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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